March 7, 2011

Pamela Long, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20546

Re:
Sustainable Environmental Technologies Corporation
Current Report on Form 8-K/A
Filed January 10, 2011
Form 10-Q for the Period Ended September 30, 2010
Filed November 22, 2010
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed July 14, 2010
Current Report on Form 8-K
Filed July 9, 2010
File No. 000-25488

Dear Ms. Long:

Thank you for your February 1, 2011 correspondence to the Current Report on Form 8-K/A, Form 10-Q for the Period Ended September 30, 2010, Form 10-K for the Fiscal Year Ended March 31, 2010, and Current Report on Form 8-K for Sustainable Environmental Technologies Corporation (the “Company” or “SETCORP”). The following is in response to your February 1, 2011 correspondence.  Underlined verbiage below constitutes your comments and our client’s responses are in regular type. Please note that we have simultaneously filed the Form 8-K/A No. 3.

Form 8-K/A filed January 10, 2011

General

1.
We note your response to comment 32 in our letter dated December 2010.  However, we continue to believe that you should revise your Form 8-K to provide all of the information that would be required if you filed a Form 10 registration statement, as required by Item 2.01(f) of 8-K.  This information is necessary to provide adequate information to investors about the operations of the post-transaction company, which according to your disclosure, operates an injection well disposal refinery in Utah.  It appears, from your audited financial statements in your Form 10-K, that your earlier businesses (i.e., the OC Energy business and the operations of the wastewater treatment plant located in Wyoming that utilized the DynIX Technology) were discontinued, the assets held for sale or reduced to a carrying value of $0.  Your remaining assets prior to the acquisition of the new injection well disposal refinery in Utah appear to be made up of cash, cash equivalents, and other nominal assets.  Note that a former operating company that meets the assets and operations standards in the definition of a shell company would be subject to the rules applicable to shell companies.  Please see footnote 31 to SEC Release 33-3587.  The fact that you may have performed diligence on Pro-Water or looked for other business opportunities during this period, or that your new operations are in the same or a similar industry as your old operations, does not affect whether you meet the definition of a shell company under Rule 12b-2.  Therefore, please include all of the Form 10 information required by Item 2.01(f) of 8-K in an amendment to your Form 8-K.

435.608.1344  •  888.608.1344 fax
2377 W. Foothill Blvd., Suite #18  •  Upland, CA 91786

Pamela Long, Assistant Director
Securities and Exchange Commission
March 7, 2011

We have included all of the Form 10 information required by Item 2.01 (f) of 8-K/A No. 3.

However, please note that pursuant to Item 2.01(f) of the general instructions to Form 8-K, a company that is a shell company immediately before the transaction, has to provide the information as required on Form 10 for the registration of securities under the Securities Exchange Act of 1934 (the “Exchange Act”).  However, we maintain our assertion from our previous correspondence that we were not a shell company immediately before the Pro-Water transaction and therefore, we were not required to submit such information.  The filing of information as required on Form 10 is not an admission by the Company that we were a shell company immediately before the transaction.  We are filing such information in the interest of saving time and money, so we can devote the Company’s energies and resources to building the business and protecting our shareholders.

2.
Also with regard to your response to prior comment 32, we note your statement that you entered into an exclusive agreement in January 2010 with World Environmental Solutions of Australia for it to become the exclusive distributor of your DynIX technology.  Please file a Form 8-K to disclose the terms of this agreement and file a copy of the executed agreement or otherwise advise us as to why you believe such disclosure is not required.

This information is included in the Form 8-K/A No.3 filed with this correspondence to disclose the terms of the agreement and a copy of the executed agreement.

Item 5.01

3.	We note your response to comment 33 in our letter dated December 20, 2010. Please revise your disclosure to include the information required by Item 5.01(a)(5) of Form 8-K.

This information is included in the Form 8-K/A No.3 filed with this correspondence to revise the disclosure to include the information required by Item 5.01 (a)(5) of Form 8-K.

Pamela Long, Assistant Director
Securities and Exchange Commission
March 7, 2011

Item 9.01

4.
We remind you that the entire Item needs to be provided when something in the Item is amended.  As such, please amend your Form 8-K/A to re-file all of Item 9.01, including the financial statements of Pro-Water for the three months ended June 30, 2010 and the period from October 1, 2009 through March 31, 2010.

This information is included in the Form 8-K/A No.3 filed with this correspondence, including all of Item 9.01, with the financial statements of Pro-Water for the three months ended June 30, 2010 and the period from October 1, 2009 through March 31, 2010.

Exhibit 99.2

Pro-Forma Condensed Combined Balance Sheet, page F-2

5.	Please revise to only present one pro-forma combined amount for your accumulated deficit. You currently present two amounts related to your accumulated deficit in the pro-forma combined column.

We revised Exhibit 99.2 to the Form 8-K/A No.3 filed with this correspondence to present on pro-forma combined amount for accumulated deficit.

Pro-Forma Condensed Combined Statements of Operations, pages F-3 and F-4

6.
The number of shares outstanding for SETCORP should be the number of shares effectively issued in the transaction, which would be the number of shares outstanding just prior to the transaction between SETCORP and Pro-Water.  Please revise accordingly.

We revised Exhbit 99.2 to the Form 8-K/A No.3 filed with this correspondence to present the number of shares outstanding for SETCORP as the number of shares effectively issued in the transaction, which would be the number of shares outstanding just prior to the transaction between SETCORP and Pro Water.

Form 10-Q for the period ended September 30, 2010

Note 1 – Organization, History and Significant Accounting Policies and Procedures, page F-5

Organization and History, page F-5

Pamela Long, Assistant Director
Securities and Exchange Commission
March 7, 2011

7.
We have reviewed your responses to prior comments 10 and 11 from our letter dated December 20, 2010.  Please clearly tell us whether SETCORP and Pro Water, LLC were considered to be under common control before the transaction.  Tell us the specific facts and circumstances that led you to this conclusion.  At a minimum, you should describe when you believe SETCORP and Pro Water initially became companies under common control, who the parties were in the agreements which you believe led to the companies being under common control, and the stated duration of this agreements.  If you believe that SETCORP and Pro Water were considered to be under common control before the transaction, please help us understand why you believe it is appropriate to account for the acquisition of Pro Water as a reverse acquisition.

Common control is defined as an individual or enterprise that holds more than 50 % of the voting ownership interest of two entities. Although Horst Geicke controlled 100% of Pro Water, his holdings in SETCORP prior to the reverse acquisition based on the table in comment 8, only represented approximately 22% on a diluted basis. Thus, SETCORP and Pro Water were not under common control prior to the transaction. Please see our updated disclosure in Note 1 of the 10-Q filed February 17, 2011 for the quarterly period ended December 31, 2010, in which the reference to common control has been removed in order to prevent further confusion.

8.
Based on your response, the control group of Pro Water controlled approximately 11% of the common stock of SETCORP on a diluted basis before the acquisition and 58% of the common stock of the combined entity on a diluted basis after the acquisition.  Please provide us with the specific computations used to calculate these ownership percentages.

The specific computations used to calculate above mentioned ownerships percentages are as follows:

		A	B	C
Common Control Group	Before Acquisition	Dilutive Shares Before Acquisition	Transaction Shares	Dilutive Shares After Acquisition	Total

Horst Geicke	8,114,851	31,000,000	33,333,333	24,000,000	96,448,184
Grant King	3,083,105		16,000,000	-	19,083,105
Keith Morlock	100,000		7,000,000	-	7,100,000
Bob Glaser	132,000		9,750,000	-	9,882,000

Total	11,429,956	31,000,000	66,083,333	24,000,000	132,513,289

Total Outstanding	107,297,899	138,297,899	204,381,232	228,381,232
Group's Ownership	10.65%	22.42%	53.09%	58.02%
Geicke Only	7.56%	22.42%	35.45%	42.23%

A	Represents shares issuable upon conversion of convertible notes into common stock held by Geicke and entities controlled by Geicke.
B	Represents shares issued in connection with Pro Water acquisition.
C	Common shares issuable upon full conversion of $2,000,000 Pro Water convertible note payable at the date of issuance.

Pamela Long, Assistant Director
Securities and Exchange Commission
March 7, 2011

9.
Please tell us who comprised the Board of Directors at each of the two entities before the transaction and who comprises the Board of Directors of the combined entity after the transaction.  In addition, please specifically explain how the control group of Pro Water has the ability to elect, appoint or remove a majority of the members of the governing body and significantly influences SETCORP’s management.

Pro Water is a manager managed LLC. The manager of Pro Water prior to its acquisition was Keith Morlock and he currently remains the only manager. Prior to the acquisition the Board of Directors of SETCORP consisted of Grant King, General Steve Ritchie, Bob Glaser and Keith Morlock. After the acquisition the same four directors were still the board although a new member (Walter Ivison) was added since then. The control group of Pro Water has no power over the SETCORP board. The only way the board can elect, approve or remove a board member is via a vote of the shareholders.

Note 4 – Acquisitions, page F-8

10.
We have reviewed your response to prior comment 19 from our letter dated December 20, 2010.  It is not clear how customers of the Deep Injection Well represent a system of inputs.  Please clarify.  In addition, please expand your response to provide additional information regarding the processes identified related to the Deep Injection Well.  Refer to ASC 805-10-55-4 through 9.

The Deep Injection Well (DIW) is a business that receives truckloads of “Produced Water” from customers, processes it to remove waste, separates out any remaining oil and re-injects the water deep into the earth. The Produced Water is water that is extracted by our customers when oil or gas is removed from the earth. This Produced Water must be disposed of appropriately based on State and Federal regulations. The customers deliver this water to our DIW and they are billed for each barrel that is received at the DIW. The Produced Water deliveries by our customers serve as the inputs. The facility and the processing capability consist of the processes (employees and procedures). This includes pumping and storage of Produced Water, oil separation, processing the oil into a saleable condition, cleaning of the Produced Water through filtration, and then disposal of the clean Produced Water through the DIW which reaches depth of almost two miles below the surface of the earth. The Outputs would be the water that is injected into the DIW and the Oil that is sold.

Pamela Long, Assistant Director
Securities and Exchange Commission
March 7, 2011

11.
We have reviewed your response to prior comment 20 from our letter dated December 20, 2010.  ASC 805-10-50-2(h)(1) requires the disclosure of the amounts of revenue and earnings of DIW since the acquisition date of October 1, 2009 that are included in your statement of operations.  Please revise in future filings and show us in your supplemental response what the revisions will look like.

We revised the prior disclosures, which will be reflected in future filings as follows.

The following unaudited pro forma results of operations were prepared as if the acquisition had taken place at the beginning of the respective period for the three months ended December 31, 2009, and the period from October 1, 2009 (“Inception”) through December 31, 2009 are as follows:

	Three Months Ended December 31, 2009	October 1, 2009 (Inception) to December 31, 2009
Revenue	$235,082	$235,082
Net loss	(50,576)	(50,576)
Net income loss per share:
Basic - continuing operations	$(0.00)	$(0.00)
Diluted - continuing operations	$(0.00)	$(0.00)

In addition, all revenues presented within these financial statements were generated from the DIW.

Note 8 – Notes Payable, page F-10

12.
We have reviewed your response to prior comment 23 from our letter dated December 20, 2010.  You have now concluded that a beneficial conversion feature should have been recorded upon changing the terms of the convertible note on July 12, 2010.  Please tell us how you arrived at the amount of the beneficial conversion feature as well as the amortization amount subsequent to recognition of the beneficial conversion feature.  Your explanation should include the computations which support the amounts recorded as a beneficial conversion feature and amortization expense.  Please also provide us with a detailed explanation as to how your accounting complies with ASC 470-20.

Please see Note 8 of the 10-Q filed February 17, 2011 for the quarterly period ended December 31, 2010, for our updated disclosure regarding the transaction. Under the amended agreement, the holder was able to convert $400,000 at $0.025 and $1,600,000 at $0.20. ASC 470-20-30-7 requires that the most favorable conversion price that would be in effect on the conversion date be taken into account in determining whether a beneficial conversion is present. The Company determined that each conversion rate contained within the convertible note should be reviewed independently as that would be most beneficial to the holder of the convertible note. Thus, the Company determined $400,000 of the note convertible at $0.025 per share contained a beneficial conversion since the fair market value of the Company’s common stock of $0.0685 was in excess of the conversion rate on the date of the amended agreement. As shown below the Company determined that the fair value of the beneficial conversion feature was $400,000. In accordance with ASC 470-20-30-8, the Company only allocated $400,000 of this value to the beneficial conversion features as it is limited to the amount of proceeds allocated to the convertible note of $400,000. Due to the short term nature of the note, the Company estimated the amount of amortization using the straight line method. Since the note is reduced to zero, the effective interest method cannot be used.  The following represents the Company calculation and amortization of the beneficial conversion feature.

Pamela Long, Assistant Director
Securities and Exchange Commission
March 7, 2011

Convertible Note	$400,000
Amended Conversion Rate	$0.025
Shares Convertible	16,000,000
Closing Market Price on July 12, 2010	$0.0685
BCF - Per Share	$0.0435
BCF - Intrinsic Value	$696,000
BCF - Allocated (Limited to Proceeds)	$400,000

Quarter Ended September 30, 2010
BCF - Amortization (Interest Expense)	$100,000
BCF - Net Carrying Value	$300,000

Quarter Ended December 31, 2010
BCF - Amortization (Interest Expense)	$100,000
BCF - Net Carrying Value	$200,000

Quarter Ended March 31, 2011
BCF - Amortization (Interest Expense)	$100,000
BCF - Net Carrying Value	$100,000

Quarter Ended June 30, 2011
BCF - Amortization (Interest Expense)	$100,000
BCF - Net Carrying Value	$-

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 2

Results of Operations for the Three and Six-Month Periods Ended September 30, 2010 and 2009, page 4

13.
We have reviewed your responses to prior comments 16 and 26 from our letter dated December 20, 2010.  Please also discuss in detail the business reasons for the changes between periods in the significant line items of each of your segments.  At a minimum, you should discuss the changes in revenue, material expenses and income (loss) for each segment.  In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it.  In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  See Item 303(a)(3) of Regulation S-K.  Please show us in  your supplemental response what the revisions will look like.

Pamela Long, Assistant Director
Securities and Exchange Commission
March 7, 2011

Please see Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations discussing the Results of Operations for the Three Month Periods Ended December 31, 2010 and 2009 of the 10-Q filed February 17, 2011 for the quarterly period ended December 31, 2010. Due to the Company commencing operations on October 1, 2009 (Inception), the results for the period from October 1, 2009 (Inception) to December 31, 2009 are the same as the results of operations for the three months ended December 31, 2009.

In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SUSTAINABLE ENVIRONMENTAL TECHNOLOGIES CORPORATION /s/Bob Glaser By: Bob Glaser Its: Chief Executive Officer